Filed by SLR Senior Investment Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: SLR Senior Investment Corp.

Commission File No. 814-00849

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 1, 2022

SLR Senior Investment Corp.

(Exact name of registrant as specified in its charter)

Maryland	814-00849	27-4288022
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Park Avenue

New York, NY 10022

(Address of principal executive offices and zip code)

Registrant’s telephone number, including area code: (212) 993-1670

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2). Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.01 per share	SUNS	The NASDAQ Global Select Market

Item 2.02 Results of Operations and Financial Condition

On March 1, 2022, SLR Senior Investment Corp. (the “Company”) issued a press release announcing its financial results for the quarter ended December 31, 2021. The press release is attached hereto as Exhibit 99.1.

The information disclosed under this Item 2.02, including Exhibit 99.1 hereto, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and shall not be deemed incorporated by reference into any filing made under the Securities Act of 1933, as amended, except as expressly set forth by specific reference in such filing.

Item 9.01 Financial Statements and Exhibits.

(a)	Not applicable.

(b)	Not applicable.

(c)	Not applicable.

(d)	Exhibits.

Exhibit No.	Description

99.1	Press release dated March 1, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 1, 2022	SLR Senior Investment Corp.

	By:	/s/ Richard L. Peteka
Richard L. Peteka
Secretary

Exhibit 99.1

SLR Senior Investment Corp. Announces Year Ended December 31, 2021 Financial Results;

Record Originations Volume Drove a 36% Year-Over-Year Increase in Comprehensive Portfolio

NEW YORK — March 1, 2022 – SLR Senior Investment Corp. (NASDAQ: SUNS) (the “Company” or “SUNS”) today reported net investment income of $3.5 million, or $0.22 per average share, for the quarter ended December 31, 2021. For fiscal year 2021, net investment income was $14.3 million, or $0.89 per average share. Excluding one-time expenses related to the proposed merger with SLR Investment Corp., net investment income per average share would have been $0.27 for the quarter ended December 31, 2021, and $0.94 for the year ended December 31, 2021. Please see reconciliation table in the discussion of our results of operations for the year.

At December 31, 2021, net asset value (NAV) was $15.43 per share.

The Company’s Board of Directors declared a monthly distribution for March 2022 of $0.10 per share payable on April 1, 2022 to stockholders of record on March 18, 2022. The specific tax characteristics of the distribution will be reported to stockholders on Form 1099 after the end of the calendar year.

HIGHLIGHTS:

At December 31, 2021:

Comprehensive Investment Portfolio* fair value: $625.3 million

Number of unique issuers*: 210

Net assets: $247.7 million

Net asset value per share: $15.43

Net Debt to Equity: 0.63x

Available Capital**: $255.2 million, subject to borrowing base availability

Comprehensive Portfolio Activity*** for the Quarter Ended December 31, 2021

Investments made during the quarter: $82.2 million

Investments repaid or sold during the quarter: $63.8 million

Comprehensive Portfolio Activity*** for the Year Ended December 31, 2021

Investments made during the year: $357.3 million

Investments prepaid or sold during the year: $189.4 million

Operating Results for the Quarter Ended December 31, 2021

Net investment income: $3.5 million

Net investment income per share: $0.22

Net realized and unrealized loss: $3.4 million

Net increase in net assets from operations: $0.1 million

Earnings per share: $0.01

Operating Results for the Year Ended December 31, 2021

Net investment income: $14.3 million

Net investment income per share: $0.89

Net realized and unrealized loss: $2.8 million

Net increase in net assets from operations: $11.5 million

Earnings per share: $0.72

*

The Comprehensive Investment Portfolio for the quarter ended December 31, 2021 is comprised of SLR Senior Investment Corp.’s investment portfolio, SLR Healthcare ABL’s (“Healthcare ABL”) full portfolio and SLR Business Credit’s (“Business Credit”) full portfolio, and excludes the Company’s fair value of its equity interest in Healthcare ABL and Business Credit.

**	See Liquidity and Capital Resources below.
***	Comprehensive Portfolio Activity for the quarter and year ended 31, 2021 includes gross originations/repayments through Healthcare ABL and Business Credit.

“During 2021, our team generated a strong pipeline across our lending strategies which translated into the most active investment year on record for SLR Senior Investment Corp.” said Michael Gross Co-CEO of SLR Senior Investment Corp. “SUNS successfully invested $357 million in 2021 which drove its comprehensive portfolio to a 36% year-over-year increase. We expect favorable conditions for growth to continue in 2022.”

“SUNS’ specialty finance businesses continued to perform well in 2021. Building on the acquisition of FastPay in the first half of the year, SLR Business Credit was able to grow full year 2021 earnings by 64%.” said Bruce Spohler, Co-CEO of SLR Senior Investment Corp. “We expect that the small and medium sized businesses funded by our specialty finance companies will have greater demand for debt capital in 2022, which should be supportive of future portfolio and earnings growth.”

Conference Call and Webcast

The Company will host an earnings conference call and audio webcast at 11:00 a.m. (Eastern Time) on Wednesday, March 2, 2022. All interested parties may participate in the conference call by dialing (844) 889-7785 approximately 5-10 minutes prior to the call, international callers should dial (661) 378-9929. Participants should reference SLR Senior Invetsment Corp. and the participant passcode of 3158855 when prompted. A telephone replay will be available until March 16, 2022 and can be accessed by dialing (855) 859-2056 and using the passcode 3158855. International callers should dial (404) 537-3406. This conference call will also be broadcast live over the Internet and can be accessed by all interested parties through SLR Seneior Investment Corp.’s website, www.slrseniorinvestmentcorp.com. To listen to the webcast, please go to the Company’s website prior to the start of the call to register and download any necessary audio software. For those who are not able to listen to the live broadcast, a replay of the webcast will be available soon after the call.

Comprehensive Investment Portfolio

Investment Activity

During the quarter ended December 31, 2021, SUNS had total originations of $82.2 million and repayments of $63.8 million across the Company’s core businesses comprised of senior secured cash flow, traditional asset-based lending and healthcare asset-based lending, resulting in a net portfolio increase of $18.4 million to the comprehensive portfolio.

The investment activity of our Comprehensive Investment Portfolio for the quarter ended December 31, 2021 was as follows:

Comprehensive Investment Portfolio Activity(1) Q4 2021 (in millions)
Asset Classes	Cash Flow Loans	Asset-Based Loans / Business Credit(2)	Asset-Based Healthcare Loans (Healthcare ABL)(3)	Life Science	Total Portfolio Activity
Originations	$38.5	$21.3	$12.4	$10.0	$82.2
Repayments / Amortization	$30.7	$23.5	$9.5	$0.1	$63.8

Net Portfolio Activity	$7.8	$(2.2)	$2.9	$9.9	$18.4

(1)	Portfolio activity includes gross originations/repayments across each business unit.
(2)	Includes SLR Business Credit’s full portfolio and asset-based loans on the Company’s balance sheet.
(3)	Includes SLR Healthcare ABL’s full portfolio and healthcare asset-based loans on the Company’s balance sheet.

During the year ended December 31, 2021, SUNS had total originations of $357.3 million and repayments of $189.4 million across the Company’s core businesses comprised of senior secured cash flow, traditional asset-based lending and healthcare asset-based lending, resulting in net portfolio increase of $167.9 million in the comprehensive portfolio.

The investment activity of our Comprehensive Investment Portfolio for the year ended December 31, 2021 was as follows:

Total Portfolio Activity – Year Ended 2021(1) (in millions)
Asset Classes	Cash Flow Loans	Asset-Based Loans / Business Credit(2)	Asset-Based Healthcare Loans (Healthcare ABL)(3)	Life Science	Total Portfolio Activity
Originations	$152.9	$138.8	$48.6	$17.0	$357.3
Repayments / Amortization	$115.5	$36.9	$24.4	$12.6	$189.4

Net Portfolio Activity	$37.4	$101.9	$24.2	$4.4	$167.9

(1)	Portfolio activity includes gross originations/repayments across each business unit.
(2)	Includes SLR Business Credit’s full portfolio and asset-based loans on the Company’s balance sheet.
(3)	Includes SLR Healthcare ABL’s full portfolio and healthcare asset-based loans on the Company’s balance sheet.

Portfolio Composition

Our Comprehensive Investment Portfolio composition by business unit at December 31, 2021 was as follows:

Comprehensive Investment Portfolio Composition (at fair value)	Amount		Weighted Average Asset-level Yield
	($mm)%
First Lien Senior Secured Loans
Cash Flow 1st Lien Senior Secured Loans	$252.3	40.3%	6.6%[5]
Traditional Asset-Based 1st Lien Senior Secured Loans(1) (Business Credit)	$250.6	39.8%	12.2%[6]
Healthcare Asset-Based 1st Lien Senior Secured Loans(2) (Healthcare ABL)	$89.5	14.3%	11.0%[6]
Life Science 1st Lien Senior Secured Loans	$32.7	5.2%	10.0%[7]

Total First Lien Senior Secured Loans	$625.1	100.0%	9.7%
Equity and Equity-like Securities(3)	$0.2	<0.1%

Total Comprehensive Investment Portfolio	$625.3	100.0%

Floating Rate Investments(4)	$590.9	94.5%

(1)	Includes Business Credit’s full portfolio, as well as SLR Senior Investment Corp. ABL investments on balance sheet, all of which are 1st lien senior secured loans.
(2)	Includes Healthcare ABL’s full portfolio, all of which are 1st lien senior secured loans.
(3)	Excludes the Company’s equity investments in Business Credit and Healthcare ABL, which distribute quarterly dividends to the Company.
(4)	Floating rate investments calculated as a percent of the Company’s income-producing Comprehensive Investment Portfolio.
(5)	Represents the weighted average of each individual loan’s yield to maturity based on fair value at December 31, 2021.

(6)	Represents total interest and fee income for the three-month period ending on December 31, 2021 against the average portfolio over the same fiscal period, annualized.
(7)	Represents the weighted average of each individual loan’s yield to maturity based on cost at December 31, 2021 (excluding exit fees or warrants).

The Comprehensive Investment Portfolio is diversified across approximately 210 unique borrowers in 100 industries. The average issuer exposure is $3.0 million, or <0.5% of the Comprehensive Investment Portfolio.

As of December 31, 2021, more than 99.9% of the Comprehensive Investment Portfolio was invested in first lien senior secured cash flow and asset-based loans and less than 0.1% was in equity.

SLR Senior Investment Corp. Portfolio

Asset Quality

At December 31, 2021, 99.1% of the Company’s portfolio was performing.

The Company puts its greatest emphasis on risk mitigation and credit performance. On a quarterly basis, or more frequently if deemed necessary, the Company formally rates each portfolio investment on a scale of one to four, with one representing the least amount of risk.

As of December 31, 2021, the composition of our portfolio, on a risk ratings basis, was as follows:

Internal Investment Rating	Investments at Fair Value ($mm)	% of SUNS Portfolio
1	$85.1	21.1%
2	$306.6	76.0%
3	$7.9	2.0%
4	$3.6	0.9%

SLR Senior Investment Corp.’s Results of Operations for the Year Ended December 31, 2021 compared to the Year Ended December 31, 2020:

Investment Income

For the years ended December 31, 2021 and 2020, gross investment income totaled $29.3 million and $31.8 million, respectively. The decrease in gross investment income year over year was primarily due to a slightly lower average portfolio yield on a smaller, on average, income producing investment portfolio.

Investment Income Contribution by Business Unit

Business Unit Contribution to Gross Investment Income (1) (in millions)

For the Year Ended:	Cash Flow Lending	Asset-based Lending / Business Credit	Asset-based Healthcare Lending (Healthcare ABL)	Life Science	Total
December 31, 2021	$16.7	$5.8	$3.6	$3.2	$29.3
% Contribution	57%	20%	12%	11%	100%

(1)	Investment Income Contribution by Business Unit includes interest income/fees from cash flow and life science loans on balance sheet and distributions from Business Credit and Healthcare ABL.

Expenses

Net expenses totaled $15.0 million and $11.4 million, respectively, for the fiscal years ended December 31, 2021 and 2020. Over the same periods, $0.0 million and $0.1 million of performance-based incentive fees and $0.0 million and $3.7 million of base management fees, were voluntarily waived by the Company’s investment manager. During the fourth quarter, SUNS incurred $0.7 million, or $0.045 share, of one-time expenses related to the proposed merger with SLR Investment Corp.

Net Investment Income

Net investment income totaled $14.3 million and $20.4 million, or $0.89 and $1.27 per average share, respectively, for the fiscal years ended December 31, 2021 and 2020. During the quarter ended December 31, 2021, net investment income totalled $0.22 per share. Adjusted for one-time merger related expenses expenses, net investment income per share would have been $0.27 for the quarter ended December 31, 2021.

Non-GAAP Financial Measures

This press release contains certain financial measures that have not been prepared in accordance with generally accepted accounting principles in the United States (GAAP). SLR Senior Investment Corp. uses these non-GAAP financial measures internally in analyzing financial results and believes that the use of these non-GAAP financial measures is useful to investors as an additional tool to evaluate ongoing results and trends and in comparing SLR Senior Investment Corp.’s financial results with other BDCs.

Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP financial measures, and should be read only in conjunction with SLR Senior Investment Corp’s consolidated financial statements prepared in accordance with GAAP. A reconciliation of non-GAAP financial measures to the most directly comparable GAAP measures has been provided in this press release, and investors are encouraged to review the reconciliation.

Reconciliation of Non-GAAP Financial Measures

	Quarter Ended December 31, 2021	Year Ended December 31, 2021
GAAP net investment income per share	$0.22	$0.89
Plus one-time merger related expenses per share	$0.05	$0.05
Adjusted net investment income per share	$0.27	$0.94

Net Realized and Unrealized Loss

Net realized and unrealized loss for the fiscal years ended December 31, 2021 and 2020 totaled approximately $2.8 million and $6.5 million, respectively.

Net Increase in Net Assets Resulting from Operations

For the fiscal years ended December 31, 2021 and 2020, the Company had a net increase in net assets resulting from operations of $11.5 million and $13.9 million, respectively. For the fiscal years ended December 31, 2021 and 2020, earnings per average share were $0.72 and $0.87, respectively.

Liquidity and Capital Resources

Unsecured Debt

At December 31, 2021, approximately 53% of the Company’s funded debt, or $85 million, was comprised of unsecured notes.

Credit Facilities and Available Capital

At December 31, 2021, the Company had $76.5 million of borrowings under its $225 million of bank facilities, resulting in a total of $161.5 million of funded debt and $148.5 million of available capital, subject to borrowing base limits. When including undrawn capital on the SLR Business Credit and SLR Healthcare ABL credit facilities, total available capital is $266 million, subject to borrowing base availability, at December 31, 2021.

Leverage

As of December 31, 2021, the Company’s net debt to equity ratio was 0.63x. The Company’s low leverage provides a significant cushion to its regulatory asset coverage limit of 2.0x debt-to-equity as well as its target leverage ratio of 1.25–1.50x debt-to-equity.

Unfunded Commitments

As of December 31, 2021, excluding commitments to SLR Healthcare ABL, SLR Senior Investment Corp. had unfunded commitments of approximately $54.7 million, including unfunded revolver commitments of approximately $12 million.

Merger Agreement

On December 1, 2021, we entered into a merger agreement, which provides that, subject to the conditions set forth in the merger agreement, SUNS will merge with and into SLR Investment Corp. (“SLRC”) with SLRC continuing as the surviving company. Both SUNS’ and SLRC’s board of directors, including all of the respective independent directors, in each case, on the recommendation of a special committee comprised solely of the independent directors of SUNS or SLRC, as applicable, have approved the merger agreement and the transactions contemplated thereby.

Consummation of the merger, which is currently anticipated to occur during the first half of calendar year 2022, is subject to certain closing conditions, including requisite approvals of SUNS’ and SLRC’s stockholders and certain other closing conditions.

Financial Statements and Tables

SLR SENIOR INVESTMENT CORP.

CONSOLIDATED STATEMENTS OF ASSETS AND LIABILITIES

(in thousands, except share amounts)

	December 31, 2021	December 31, 2020
Assets
Investments at fair value:
Companies less than 5% owned (cost: $297,174 and $251,163, respectively)	$287,255	$246,963
Companies more than 25% owned (cost: $117,439 and $98,439, respectively)	115,867	93,867
Cash	5,839	3,851
Cash equivalents (cost: $160,000 and $299,998, respectively)	160,000	299,998
Interest receivable	1,323	1,373
Dividends receivable	2,143	1,753
Receivable for investments sold	263	—
Prepaid expenses and other assets	197	192

Total assets	$572,887	$647,997

Liabilities
Debt ($161,500 and $90,403 face amounts, respectively, reported net of unamortized debt issuance costs of $1,581 and $1,910, respectively.)	$159,919	$88,493
Payable for investments and cash equivalents purchased	160,000	299,998
Distributions payable	1,605	1,605
Management fee payable	1,038	—
Interest payable	1,081	1,312
Administrative services payable	846	646
Other liabilities and accrued expenses	715	539

Total liabilities	$325,204	$392,593

Net Assets
Common stock, par value $0.01 per share, 200,000,000 and 200,000,000 common shares authorized, respectively, and 16,049,034 and 16,049,034 issued and outstanding, respectively	$160	$160
Paid-in capital in excess of par	270,781	274,205
Accumulated distributable net loss	(23,258)	(18,961)

Total net assets	$247,683	$255,404

Net Asset Value Per Share	$15.43	$15.91

SLR SENIOR INVESTMENT CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share amounts)

	Year ended December 31,
	2021	2020
INVESTMENT INCOME:
Interest:
Companies less than 5% owned	$20,095	$22,830
Dividends:
Companies more than 25% owned	9,130	8,500
Other income:
Companies less than 5% owned	94	474

Total investment income	29,319	31,804

EXPENSES:
Management fees	$3,907	$4,119
Performance-based incentive fees	—	95
Interest and other credit facility expenses	6,923	7,898
Administrative services expense	1,710	1,575
Other general and administrative expenses	2,459	1,485

Total expenses	14,999	15,172

Management fees waived	—	(3,655)
Performance-based incentive fees waived	—	(95)

Net expenses	14,999	11,422

Net investment income	$14,320	$20,382

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS AND CASH EQUIVALENTS:
Net realized gain (loss) on investments and cash equivalents (companies less than 5% owned)	$(63)	$193

Net change in unrealized gain (loss) on investments and cash equivalents:
Companies less than 5% owned	(5,719)	(1,918)
Companies more than 25% owned	(3,000)	(4,733)

Net change in unrealized loss on investments and cash equivalents	(2,719)	(6,651)

Net realized and unrealized loss on investments and cash equivalents	(2,782)	(6,458)

NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$11,538	$13,924

EARNINGS PER SHARE	$0.72	$0.87

About SLR Senior Investment Corp.

SLR Senior Investment Corp. is a closed-end investment company that has elected to be treated as a business development company under the Investment Company Act of 1940. A specialty finance company with expertise in several niche markets, the Company primarily invests directly and indirectly in leveraged, U.S. middle market companies primarily in the form of cash flow first lien senior secured debt instruments and asset-based loans including senior secured loans collateralized on a first lien basis primarily by current assets.

Forward-Looking Statements

Some of the statements in this press release constitute forward-looking statements because they relate to future events, future performance or financial condition or the two-step merger of SUNS with and into SLRC (the “Mergers”). The forward-looking statements may include statements as to: future operating results of SLRC and SUNS and distribution projections; business prospects of SLRC and SUNS and the prospects of their portfolio companies; and the impact of the investments that SLRC and SUNS expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this press release involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Mergers closing; (ii) the expected synergies and savings associated with the Mergers; (iii) the ability to realize the anticipated benefits of the Mergers, including the expected elimination of certain expenses and costs due to the Mergers; (iv) the percentage of SLRC and SUNS stockholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that stockholder litigation in connection with the Mergers may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment, (x) risks associated with possible disruption in the operations of SUNS and SLRC or the economy generally due to terrorism, natural disasters or the COVID-19 pandemic; (xi) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); (xii) conditions in SLRC’s and SUNS’s operating areas, particularly with respect to business development companies or regulated investment companies; (xiii) general considerations associated with the COVID-19 pandemic; and (xiv) other considerations that may be disclosed from time to time in SLRC’s and SUNS’s publicly disseminated documents and filings. SUNS has based the forward-looking statements included in this press release on information available to it on the date of this press release, and SUNS assumes no obligation to update any such forward-looking statements. Although SUNS undertakes no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that it may make directly to you or through reports that SUNS in the future may file with the Securities and Exchange Commission, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Contact

Investor Relations

(646) 308-8770